Bonanza

American Bonanza Gold Corp.
Suite 1606, 675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Telephone: (604) 688-7523
Facsimile: (604) 676-2461
Email: info@americanbonanza.com
Website: www.americanbonanza.com

LISTING APPLICATION

March 21, 2005

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1.0	GENERAL INFORMATION

1.1           Legal name of Applicant

American Bonanza Gold Corp.

1.2            Head office address

The head office address of the Applicant is:

American Bonanza Gold Corp.
Suite 1606, 675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Telephone: (604) 688-7523
Facsimile: (604) 676-2461
Email: info@americanbonanza.com

1.3            Class of securities to be listed

Common shares.

1.4            CUSIP number

The CUSIP number for the Applicant’s common shares is 024638108.

1.5            North American Industrial Classification System (NAICS) Code

Gold Ore Mining – NAICS code 212221.

1.6            Current markets for all securities of Applicant

The securities of the Applicant are not and have not been listed or quoted on any market. The securities of the Applicant’s predecessor companies, American Bonanza Gold Mining Corp. (“Bonanza”) and International Taurus Resources Inc. (“Taurus”) and are listed as follows:

Class of security	Name of market	Trading symbol	Date of listing
Bonanza Class A	TSX Venture Exchange	BZA	September 27, 1989
Voting	(“TSX-V”)

Taurus Common Shares	TSX-V	ITS	May 25, 1960

1.7           Jurisdictions in which the Applicant is a reporting issuer

The Applicant will be a reporting issuer in British Columbia, Alberta, Ontario and Quebec, and a foreign private issuer in the United States.

1.8            History

For information regarding the Applicant, see “Information Concerning New Bonanza Following Completion of the Arrangement” on page 50 of the Joint Information Circular of Bonanza and Taurus dated February 23, 2005 (the “Circular”).

For information regarding Bonanza, see “General Development of the Business” on pages C-2 to C-5 of Appendix C “Information Concerning American Bonanza Gold Mining Corp.” to the Circular. For information regarding Taurus, see “Narrative Description of the Business” on pages F-3 to F-4 of Appendix F “Information Concerning International Taurus Resources Inc.” to the Circular.

1.9            Legal counsel to the Applicant

Lang Michener LLP, Barristers & Solicitors, Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7 (contact: Tracey Gibb, direct line: (604) 691-7408).

1.10          Auditors of the Applicant

KMPG, LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 (Contact: Guy Elliott, direct line: (604) 691-3126, Fax: (604) 691-3031).

2.0	INFORMATION ABOUT BUSINESS

2.1            Description of business

For a description of the Applicant’s business, see "Information Concerning New Bonanza Following Completion of the Arrangement" on page 50 of the Circular, Appendix C “Information Concerning American Bonanza Gold Mining Corp.” and Appendix F “Information Concerning International Taurus Resources Inc.”.

2.2            Date of first public distribution

The shares of the Applicant will be distributed upon completion of the Arrangement, currently expected to occur on March 30, 2005.

2.3            Fiscal year-end

The Applicant’s fiscal year end is December 31.

2.4            Date of most recent annual meeting

Not applicable.

2.5            Date and type of most recent financial report to securityholders

The future shareholders of the Applicant have been provided with the following financial reports:

(i)	The audited consolidated financial statements of Bonanza for each of the three years ended December 31, 2003, 2002 and 2001, and the unaudited interim financial statements of Bonanza for each of the nine-month periods ended September 30, 2004 and 2003, attached as Appendix D to the Circular;

(ii)	The audited consolidated financial statements of Taurus for each of the three years ended March 31, 2004, 2003 and 2002, and the unaudited consolidated interim financial statements of Taurus for each of the six month periods ended September 30, 2004 and 2003, attached as Appendix G to the Circular; and

(iii)	The unaudited pro forma consolidated financial statements of the Applicant based upon completion of the Arrangement, attached as Appendix I to the Circular.

2.6            Dividends and other distributions

None of the Applicant, Bonanza or Taurus have paid any dividends or made any share distributions.

2.7            Current policy on paying dividends or distributions

The Applicant currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the board and will be made taking into account its financial condition and other factors deemed relevant by the board.

2.8            Officers and directors

For information concerning the officers and directors of the Applicant, see pages 53 to 58 of the Circular.

2.9            Committees of the Board of Directors

The Applicant’s only committee is the audit committee. The audit committee members are Brian Kirwin, Ronald Neolitzky and Robert McKnight.

2.10          Investor Relations

The Applicant’s principal contact for investor relations purposes is Giulio Bonifacio, Chief Financial Officer of the Applicant, 604-699-0023, gtbonifacio@boni.ca .

3.0	INFORMATION ABOUT SECURITIES

3.1            Securities Issued

The following information is dated as at January 31, 2005.

3.1.1         Securities to be listed

The following securities of the Applicant will be listed:

			Total authorized to be
	Total number	Total number	issued for a specific	Total to be
Class of Security	authorized	issued[1]	purpose	listed

Common Shares	Unlimited	74,330,926	19,154,843	93,485,769

____________________________________
1 See “Pro forma Consolidated Capitalization” on page 52 of the Circular.

3.1.2        Securities not to be listed

Total authorized to be
	Total number	Total number	issued for a specific
Class of Security	authorized	issued	purpose

Preferred Shares	Unlimited	None	None

3.1.3        Securities acquired

Not applicable.

3.2           Securities provisions

See “Description of New Bonanza Common Shares and Preferred Shares” on page 51 of the Circular for a description of the rights and preferences attached common shares and preference shares.

3.3            Securities sold for cash

The Applicant has not issued any securities for cash.

3.4            Securities issued for consideration other than cash

The following securities have been issued for non-cash payment:

	Price
	per	Number of	Value of the	Consideration	Recipient of
Date	security	securities	payment	received	securities

March 30, 2005	$0.90	47,071,088	$42,458,531	188,284,350	Shareholders of
				Bonanza Class A	Bonanza
				voting common shares

March 30, 2005	$0.84	20,759,838	$17,438,264	103,799,192 Taurus	Shareholders of
				common shares	Taurus

March 30, 2005	$0.84	6,500,000	$5,460,000	38% interest in the	Fairstar
				Fenelon Project and	Explorations Inc.
				certain Casa Berardi area claims
Total		74,330,926	$65,356,795

3.5            Payments to promoters

No payments in cash or securities have been made to any promoter or finder in connection with a financing on property acquisition.

3.6            Future issuances of securities

3.6.1         Securities authorized for issuance for a specific purpose

The Applicant will have the following securities authorized for issue upon listing:

Purpose of
Number authorized	authorization	Description of terms and conditions
400,000	Option Grant	Exercise price of $0.60, expiry date December 22, 2005
552,500	Option Grant	Exercise price of $0.40, expiry date March 4, 2007
875,000	Option Grant	Exercise price of $0.68, expiry date December 6, 2007
312,500	Option Grant	Exercise price of $1.24, expiry date February 24, 2008
62,500	Option Grant	Exercise price of $1.16, expiry date May 9, 2008
1,587,500	Option Grant	Exercise price of $ 1.68, expiry date October 27, 2008
337,500	Option Grant	Exercise price of $1.20, expiry date May 9, 2009
40,000	Option Grant	Exercise price of $1.10, expiry date April 30, 2008
50,000	Option Grant	Exercise price of $0.50, expiry date September 26, 2010
50,000	Option Grant	Exercise price of $0.50, expiry date September 10, 2011
50,000	Option Grant	Exercise price of $0.60, expiry date June 24, 2012
600,000	Option Grant	Exercise price of $1.50, expiry date January 8, 2009
200,000	Option Grant	Exercise price of $1.15, expiry date October 25, 2009
459,810	Agent’s Option	Exercise price of $1.20, expiry date June 30, 2005
35,145	Agent’s Option	Exercise price of $1.20, expiry date July 15, 2005
2,528,380	Warrant	Exercise price of $1.50, expiry date December 31, 2005
600,000	Warrant	Exercise price of $1.50, expiry date December 1, 2005
438,350	Warrant	Exercise price of $1.50, expiry date June 30, 2005
54,650	Warrant	Exercise price of $1.50, expiry date July 15, 2005
1,598,333	Warrant	Exercise price of $0.68, expiry date October 18, 2005
957,216	Warrant	Exercise price of $1.40, expiry date October 23, 2005
5,049,866	Warrant	Exercise price of $1.40, expiry date October 23, 2006
2,315,593	Future Option Grants	N/A
19,154,843

3.6.2         Description of share compensation arrangements

The Applicant will adopt a stock option upon listing. See “Adoption of New Bonanza Stock Option Plan” on page 48 of the Circular for a description of the plan.

3.6.3         Potential issuances of securities

The Applicant may complete a private placement of up to 18,000,000 common shares after listing, which are not included above. See “Go Forward Financing Plans” on page 53 of the Circular.

3.7            Distribution of securities

3.7.1         Issued capital

Class of Security:
	Number of	Percentage of
	Securities	Issued Capital
Freely tradable

Held by public securityholders	69,486,889	93%

Held by officers or directors of the Applicant, or by
persons or companies who beneficially own or control,
directly or indirectly, more than a 10% voting position in
the Applicant	4,844,037	7%

Total freely tradable (A)	74,330,926	100%

Not freely tradable (e.g., escrowed or pooled securities)	0	0%

Held by public securityholders	N/A	N/A

Held by officers or directors of the Applicant, or by
persons or companies who beneficially own or control,
directly or indirectly, more than a 10% voting position in
the Applicant	N/A	N/A

Total not freely tradable (B)	0	0

Total issued capital (A + B)	74,330,926	100%

3.7.2         Registered securityholders

This information is based on the securityholders’ register.

Class of Security:

	Number of	Total Number of
Size of Holding	Holders	Securities
1 – 99 securities	464	3,258
100 – 499 securities	319	16,227
500 – 999 securities	92	11,966
1,000 – 1,999 securities	105	26,488
2,000 – 2,999 securities	68	30,979
3,000 – 3,999 securities	27	18,684
4,000 – 4,999 securities	20	17,496
5,000 – or more securities	139	74,205,828
Total	1,234	74,330,926

3.7.3         Non-registered securityholders

The Applicant will have more than 300 beneficial shareholders holding a board lot free of resale restrictions.

3.8            Largest registered securityholders

The following are the 10 largest holders of the Applicant’s common shares known to management of the Applicant, assuming completion of the Arrangement (information is as of February 14, 2005):

	Beneficial	Number of		Percentage
	owner(s) (if not	securities	Total number	of issued
Name and address of	known, state	held in	of securities	securities of
securityholder	here)	escrow	held	this class

CDS & Co.	n/a	n/a	56,700,637	76.2

CEDE & Co.	n/a	n/a	3,762,358	5.0

Brian Kirwin	n/a	n/a	1,628,119	2.0

Stonegate Management Inc.	n/a	n/a	1,133,338	1.5

Roytor & Co FBO	n/a	n/a	982,500	1.32
Passport Master Fund

Giulio T. Bonifacio	n/a	n/a	903,250	1.22

Roytor & Co Precious	n/a	n/a	750,000	1.00
Metals & Minerals

Medallion Resources	n/a	n/a	600,000	0.80

Jeroen R. Theys	n/a	n/a	459,800	0.62

Canaccord Capital	n/a	n/a	446,428	0.60
Corporation for A/C of
Resource Capital Fund III LP

3.9            Significant beneficial securityholders

On completion of the Arrangement, no person, company or other entity will beneficially own or control, directly or indirectly, securities carrying more than 10% of the votes attached to all outstanding voting securities of the Applicant and no person company or other entity will acquire a voting position of greater than 10% as a result of exercising or converting securities listed in 3.6.1.

3.10          Securities not freely tradable

As disclosed in the Circular, Fairstar Explorations Inc. has agreed to distribute the 6,500,000 common shares of the Company which it is to acquire in the Arrangement to its shareholders, but if it does not, it is subject to contractual restrictions on sale. See “Description of Plan of Arrangement” on page 19 of the Circular.

3.11          Securityholders with a 10% interest in pooled or escrowed securities None

The Applicant does not have any escrowed or pooled securities.

4.0	Holdings and Activities

4.1            Subsidiaries

For a list of the Subsidiaries of the Applicant, see page 50 of the Circular.

4.2            Investments in securities of other companies

The Applicant has no material holding in securities of other companies, other than the securities of its subsidiaries.

4.3            Properties

Other than the Applicant’s head office, all of the Applicant’s business is conducted on its mineral properties. See Item 4.5.1 below.

4.4            Research and development companies

Not applicable.

4.5.1         All mineral properties

The Applicant will have mineral properties in Arizona, Quebec, British Columbia, Nevada and Ontario. For a description of each of these properties see information under the heading “Narrative Description of the Business” pages C-5 to C-17 of Appendix C “Information concerning American Bonanza Gold Mining Corp.” to the Circular, and information under the heading “Narrative Description of the Business” on pages F-4 to F-19 of Appendix F “Information concerning International Taurus Resources Inc.” to the Circular.

4.5.2         Significant mineral properties

The Applicant’s significant mineral properties will be:

(a)	the Copperstone Gold Project, Arizona – See Narrative Description of the Business – “Copperstone Project” on pages 5 to 13 of Appendix C “Information concerning American Bonanza Gold Mining Corp” to the Circular;

(b)	The Fenelon Project, Quebec – See “Narrative Description of the Business – Fenelon Project, Quebec” in pages F-4 to F-12 of Appendix F “Information Concerning International Taurus Resources Inc.” to the Circular; and

(c)	The Taurus Gold Project, British Columbia – See “Narrative Description of the Business – The Taurus Gold Project, British Columbia” on pages F-12 to F-18 of Appendix F “Information Concerning International Taurus Resources Inc.” to the Circular.

4.5.3.         Oil and gas properties and assets

Not applicable.

5.0	Trading information

5.1            Transfer and registration

5.1.1         Name of transfer agent(s) and registrar(s)

The Applicant’s Registrar and Transfer agent is Computershare Trust Company of Canada, at their offices in Vancouver and Toronto.

5.1.2         Disclose any transfer fees other than taxes

The Registrar and Transfer agent currently charges a fee of $3.50 for the issue of a new share certificate.

5.2            Denial of or unsuccessful application to the TSX or other markets

The Applicant has never applied to have its securities traded on the TSX or another market and been denied listing.

5.3            Trading history

For a history of trading in the Class A voting common shares of Bonanza and the common shares of Taurus, see “Price Ranges and Trading Volumes” on page 29 of the Circular.

6.0	Legal considerations

See “Legal Proceedings” on page F-41 of Appendix F “Information Concerning International Taurus Resources Inc.” to the Circular for a description of legal proceedings affecting the Applicant and its properties.

7.0	Material contracts

See “Material Contracts” on page C-35 of Appendix C “Information Concerning American Bonanza Gold Mining Corp.” to the Circular and “Material Contracts” on page F-40 of Appendix F “Information Concerning International Taurus Resources Inc.” to the Circular for a description of the Applicant’s material contracts.

8.0	Other material facts

There are no other material facts about the Applicant not already addressed in this application or in the Circular.

9.0	Sponsorship

Not applicable.

10.0	Certificate of Applicant

After having received approval from its Board of Directors,

Applicant’s legal name: AMERICAN BONANZA GOLD CORP.

applies to list the securities designated in this application on the Toronto Stock Exchange.

ACKNOWLEDGEMENT – PERSONAL INFORMATION

“Personal Information” means any information about an identifiable individual, and includes the information contained in Sections 2.0 and 3.0 of this Application. The Applicant hereby acknowledges and agrees that it has obtained the express written consent of each individual to (A) the disclosure of Personal Information by Applicant to TSX (as defined in Exhibit 1) pursuant to this Application; and (B) the collection, use and disclosure of Personal Information by TSX for the purposes described on Exhibit 1 to this Application or as otherwise identified by TSX, from time to time.

AUTHORIZATION AND CONSENT:

THE APPLICANT HEREBY AUTHORIZES AND CONSENTS TO THE COLLECTION BY ANY OF TORONTO STOCK EXCHANGE, A DIVISION OF TSX INC., TSX VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS OF ANY INFORMATION WHATSOEVER (WHICH MAY INCLUDE PERSONAL, CREDIT, OR OTHER INFORMATION) FROM ANY SOURCE, INCLUDING WITHOUT LIMITATION FROM AN INVESTIGATIVE AGENCY OR A RETAIL CREDIT AGENCY, AS PERMITTED BY LAW IN ANY JURISDICTION IN CANADA OR ELSEWHERE. THE APPLICANT ACKNOWLEDGES AND AGREES THAT SUCH INFORMATION MAY BE SHARED WITH AND RETAINED BY TORONTO STOCK EXCHANGE, A DIVISION OF TSX INC., TSX VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS INDEFINITELY.

The two officers signing below certify that all of the information in this application and the supporting documentation is accurate as of the date this application is signed.

Date: March 21, 2005

Signature of authorized signing officer Print Name “Brian Kirwin” Brian Kirwin

Position with Applicant: Chief Executive Officer

Signature of authorized signing officer Print Name “Giulio Bonifacio” Giulio Bonifacio

Position with Applicant: Chief Financial Officer